SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __*)


                      B.O.S. BETTER ON-LINE SOLUTIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                    Ordinary
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M20115107
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                            Catalyst Investments L.P.
                              3 Daniel Frish street
                              Tel-Aviv ISRAEL 64731
                           Telephone: 972 (3) 695-0666
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)


                                 March 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 2 OF 9 PAGES

--------------------------                                     -----------------

--- ----------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    CATALYST INVESTMENTS L.P.

--- ----------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) X
                                                                          (b)

--- ----------------------------------------------------------------------------

3   SEC USE ONLY

--- ----------------------------------------------------------------------------

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    AF
--- ----------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--- ----------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ISRAEL
--- ----------------------------------------------------------------------------

NUMBER OF             7     SOLE VOTING POWER
SHARES
BENEFICIALLY                 -0-
OWNED BY              ----- ----------------------------------------------------
EACH
REPORTING             8     SHARED VOTING POWER
PERSON
WITH                        3,789,100 SHARES
                      ----- ----------------------------------------------------

                      9     SOLE DISPOSITIVE POWER

                            -0-
                      ----- ----------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

                            3,789,100 SHARES
--- ----------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,789,100 SHARES
--- ----------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
--- ----------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    24.86%
--- ----------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--- ----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 3 OF 9 PAGES

--------------------------                                     -----------------

--- ----------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    CATALYST FUND L.P.

--- ----------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) X
                                                                          (b)

--- ----------------------------------------------------------------------------

3   SEC USE ONLY

--- ----------------------------------------------------------------------------

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--- ----------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--- ----------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ISRAEL
--- ----------------------------------------------------------------------------

NUMBER OF             7     SOLE VOTING POWER
SHARES
BENEFICIALLY                            -0-
OWNED BY              ----- ----------------------------------------------------
EACH
REPORTING             8     SHARED VOTING POWER
PERSON
WITH                        1,916,148
                      ----- ----------------------------------------------------

                      9     SOLE DISPOSITIVE POWER

                            -0-
                      ----- ----------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

                            1,916,148
--- ----------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,916,148 SHARES
--- ----------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
--- ----------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    12.57%
--- ----------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--- ----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 4 OF 9 PAGES

--------------------------                                     -----------------

--- ----------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    CATALYST FUND II L.P.

--- ----------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) X
                                                                          (b)

--- ----------------------------------------------------------------------------

3   SEC USE ONLY

--- ----------------------------------------------------------------------------

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--- ----------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--- ----------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ISRAEL
--- ----------------------------------------------------------------------------

NUMBER OF             7     SOLE VOTING POWER
SHARES
BENEFICIALLY                -0-
OWNED BY              ----- ----------------------------------------------------
EACH
REPORTING             8     SHARED VOTING POWER
PERSON
WITH                       1,283,747 SHARES
                      ----- ----------------------------------------------------

                      9     SOLE DISPOSITIVE POWER

                            -0-
                      ----- ----------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

                            1,283,747 SHARES
--------------------- ----- ----------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,283,747 SHARES
--------------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.42%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 5 OF 9 PAGES

--------------------------                                     -----------------

--- ----------------------------------------------------------------------------

1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


         CATALYST FUND III L.P.

--- ----------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)   (a) X
                                                                          (b)

--- ----------------------------------------------------------------------------

3   SEC USE ONLY

--- ----------------------------------------------------------------------------

4   SOURCE OF FUNDS (SEE INSTRUCTIONS)

    WC
--- ----------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--- ----------------------------------------------------------------------------

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    ISRAEL
--- ----------------------------------------------------------------------------

NUMBER OF             7     SOLE VOTING POWER
SHARES
BENEFICIALLY                -0-
OWNED BY              ----- ----------------------------------------------------
EACH
REPORTING             8     SHARED VOTING POWER
PERSON
WITH                        589,205 SHARES
                      ----- ----------------------------------------------------

                      9     SOLE DISPOSITIVE POWER

                             -0-
                      ----- ----------------------------------------------------

                      10    SHARED DISPOSITIVE POWER

                            589,205 SHARES
--- ----------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    589,205 SHARES
--- ----------------------------------------------------------------------------

12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)
--- ----------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    3.87%
--- ----------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    PN
--- ----------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 6 OF 9 PAGES

--------------------------                                     -----------------


     This Schedule 13D is filed by Catalyst Investments L.P. ("Catalyst Investments"), Catalyst Fund L.P. ("Catalyst Fund"), Catalyst Fund II L.P. ("Catalyst Fund II") and Catalyst Fund III L.P. ("Catalyst Fund III", and together with Catalyst Investments, Catalyst Fund and Catalyst Fund II, collectively referred to as the "Reporting Persons") with respect to ownership of the ordinary shares of B.O.S. Better On-line Solutions, Ltd.

     The percentage of beneficial ownership reflected in this Schedule 13D is based upon 15,238,156 ordinary shares issued and outstanding as of April 1, 2003, as reported in a Form 6-K of B.O.S. Better On-line Solutions, Ltd., filed on April 10, 2003.


ITEM 1.   SECURITIES AND ISSUER
          ---------------------

The class of equity securities to which this statement relates is the ordinary shares par value of 1.00 NIS (New Israeli Shekels) ("Ordinary Shares"), of B.O.S. Better On-line Solutions, Ltd. ("Issuer"), an Israeli corporation, whose principal executive offices are located at Beit Rabin, Teradion Industrial Park, Misgav 20179 Israel. The Issuer is engaged through its subsidiaries in development and marketing of cross-enterprise communication and networking products and software.


ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     Catalyst Investments business address is 3 Daniel Frish St. Tel-Aviv Israel 64731. Catalyst Investments is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Investments is to act as the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III.

     Catalyst Fund's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund is making investments. The general partner of Catalyst Fund is Catalyst Investments.

     Catalyst Fund II's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund II is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund II is making investments. The general partner of Catalyst Fund II is Catalyst Investments.

     Catalyst Fund III's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund III is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund III is making investments. The general partner of Catalyst Fund III is Catalyst Investments.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     1. On March 30, 2003, the Reporting Persons purchased 2,529,100 Ordinary Shares from the Issuer in consideration for 191,548 Series C Preferred Shares of Surf Communication Solutions Ltd, an Israeli private company incorporated under the laws of Israel. All of said shares are registered in the name of Catalyst Investments. Said 2,529,100 shares are held by Catalyst Investment on behalf of: (i) Catalyst Fund - 1,278,966 shares; (ii) Catalyst Fund II - 856,859 shares; Catalyst Fund III - 393,275 shares.

     2. On March 31, 2003, the Reporting Persons purchased an additional 1,260,000 Ordinary Shares through one transaction on the open market, at a price of US$0.47 per share. The aggregate consideration for the aforementioned shares was $592,000. The funds which were used to

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 7 OF 9 PAGES

--------------------------                                     -----------------


          effect such purchase were working capital of the Reporting Persons. Said 1,260,000 shares are held by Catalyst Investment on behalf of:
          (i) Catalyst Fund - 637,182 shares; (ii) Catalyst Fund II - 426,888 shares; Catalyst Fund III - 195,930 shares.


ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

     The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Person has investment or voting power, respectively.

     Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

     None of the Reporting Persons has any agreements to acquire any additional Ordinary Shares at this time.

     Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 8 OF 9 PAGES

--------------------------                                     -----------------


     Three individuals affiliated with the Reporting Persons have been nominated to serve as directors on the Issuer's Board of Directors. The shareholders meeting for the election of directors is scheduled to take place on May 22, 2003.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     (a) - (b) Catalyst Fund is the beneficial owner of 1,916,148 Ordinary Shares of the Issuer; such shares represent 12.57% of the issued and outstanding Ordinary Shares of the Issuer. Catalyst Fund II is the beneficial owner of 1,283,747 Ordinary Shares of the Issuer; such shares represent 8.42% of the issued and outstanding Ordinary Shares of the Issuer. Catalyst Fund III is the beneficial owner of 589,205 Ordinary Shares of the Issuer; such shares represent 3.87% of the issued and outstanding Ordinary Shares of the Issuer.

     Catalyst Fund, Catalyst Fund II and Catalyst Fund III invest together, pro rata, in the framework of a venture capital fund which is managed by Catalyst Investments. The pro-rata allocation among such entities is as follows: Catalyst Fund - 50.57%; Catalyst Fund II - 33.88%; Catalyst Fund III - 15.55%.

     Catalyst Investments, in its capacity of being the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, controls and manages Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Accordingly, Catalyst Investments is the beneficial owner of the shares held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Catalyst Investments, in its capacity as the general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, has the voting and dispositive power over the shares held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Catalyst Investments is the registered owner of all 3,789,100 Ordinary Shares beneficially owned by Catalyst Fund, Catalyst Fund II and Catalyst Fund III pursuant to a trust arrangement by and among Catalyst Investments and such beneficial owners. Therefore, Catalyst Investments beneficially owns said 3,789,1000 Ordinary Shares, which represent 24.86% of the Issuer's issued and outstanding Ordinary Shares.

     (c) The transactions in the reported securities that were effected within the last sixty days by the Reporting Persons are described in item 3 above.

     (d)-(e) N/A


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
          --------------------------------------------

               None.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

     1. Joint Filing Agreement, dated as of May 15, 2003, by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III L.P.

     2. Trust Agreementdated as of January, 2001 by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III L.P.

--------------------------                                     -----------------

CUSIP NO. M20115107                 SCHEDULE 13D               PAGE 9 OF 9 PAGES

--------------------------                                     -----------------


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated: May 15, 2003



                                          CATALYST INVESTMENTS L.P.
                                          By its General Partner, Catalyst
                                               Venture Capital Ltd.

                                               /s/ Edouard Cukierman
                                               /s/ Boaz Harel
                                               -----------------------------
                                          By:  Edouard Cukierman and Boaz Harel


                                          CATALYST FUND L.P
                                          By its General Partner, Catalyst
                                               Investments L.P.
                                          By its General Partner, Catalyst
                                               Venture Capital Ltd.

                                               /s/ Edouard Cukierman
                                               /s/ Boaz Harel
                                               -----------------------------
                                          By:  Edouard Cukierman and Boaz Harel


                                          CATALYST FUND II L.P.
                                          By its General Partner, Catalyst
                                               Investments L.P.
                                          By its General Partner, Catalyst
                                               Venture Capital Ltd.

                                               /s/ Edouard Cukierman
                                               /s/ Boaz Harel
                                               -----------------------------
                                          By:  Edouard Cukierman and Boaz Harel


                                          CATALYST FUND III L.P.
                                          By its General Partner, Catalyst
                                               Investments L.P.
                                          By its General Partner, Catalyst
                                               Venture Capital Ltd.

                                               /s/ Edouard Cukierman
                                               /s/ Boaz Harel
                                               -----------------------------
                                          By:  Edouard Cukierman and Boaz Harel